

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Sylvia Cheung
Chief Financial Officer
Anika Therapeutics, Inc.
32 Wiggins Avenue
Bedford, MA 01730

Re: Anika Therapeutics, Inc.
Form 8-K
Exhibit No. 2.1 Agreement and Plan of Merger, dated January 4, 2020, by and between Anika Therapeutics, Inc., Arthrosurface, Inc., Button Merger Sub, Inc. and Boston Millennia Partners Button Shareholder Representation, Inc. and
Exhibit No. 2.2 Agreement and Plan of Merger, dated January 4, 2020, by and between Anika Therapeutics, Inc., Parcus Medical, LLC, Sunshine Merger Sub, LLC and Philip Mundy
Filed January 7, 2020
File No. 001-14027

Dear Ms. Cheung:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance